SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH DECEMBER 20, 2002

(Commission File No. 1-15256)

BRASIL TELECOM S.A.
(Exact name of Registrant as specified in its Charter)

BRAZIL TELECOM COMPANY
(Translation of Registrant’s name into English)

SIA Sul, Área de Serviços Públicos , Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):     .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Investor Relations
(5561) 415-1140
ri@brasiltelecom.com.br

Media Relations
(1 212) 98-1702
ivette.almeida@annemcbride.com

Free Translation

BRASIL TELECOM S.A.

CNPJ Corporate Taxpayer Identification nº 76.535.764/0001-43

Board of Trade NIRE nº 53 3 0000622 9

MATERIAL FACT

MINUTES OF THE EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETING

Held on December 19, 2002

(Drawn up as a summary, as pursuant to the authorization set forth in the 1st paragraph of Article 130 of Law 6,404/76)

1) Date, time and place: On the 19th (nineteenth) day of the month of December of 2002, at 4:00 pm., at the headquarters of Brasil Telecom S.A. (“Company”), in the city of Brasília – Distrito Federal, at SIA SUL – ASP – Lote D, Bloco B; 2) Summons: Notice published under the terms of Article 124 of Law 6,404/76, in the Gazeta Mercantil Newspaper editions issued on November 19, 20 and 21 of 2002, in the Jornal de Brasília Newspaper editions issued on November 19, 20 and 21 of 2002 and in the Diãrio Oficial da União (Federal Government Official Publication) editions issued on November 19, 20 and 21 of 2002. 3) Presences: Shareholders representing more than 2/3 (two thirds) of the voting shares, according to the records and signatures contained in the Roll Call Book for Shareholders; representative of the Company, Mr. Ademir José Scarpin, Controller; representative of the Fiscal Board, Mr. Luiz Fernando Cavalcanti Trocoli 4) Board: At the establishment of the meeting, Mr. Amir Achcar Bocayuva Cunha took up his position as Chairman under the terms of Article 17 of the Company By-Laws,and invited Mr. Apoena de Miranda Joels to act as secretary for the matters of the meeting; 5) Agenda: At the start of the meeting, the Chairman requested the Secretary to proceed with the reading of the Agenda, to wit: 1 – Approve the suggestion of the Company’s management to amend article 12 of the Company By-Laws, to make it pursuant to the terms of Law 10,303, of October 31, 2001, in what concerns the rights of preferred shares; 6) Deliberations: In reference to the subject-matter of the Agenda placed into discussion, the shareholders present approved, unanimously, with two abstentions observed: (i) The alteration of article 12 of the Company By-Laws, in order to make it pursuant to the terms of Law 10,303, of October 31, 2001, conferring to the preferred stock of the Company, in addition to the current advantages and preferences, the payment of the minimum and non cumulative dividend of 3% (three percent) per year of the value of the shareholders’ equity per share, whenever the dividend calculated using this criteria surpasses the value of the dividend of 6% (six percent) of the value of the capital stock per share. Thus, article 12 will now read: “Art. 12 – The preferred shares have no right to vote, being assured to them priority in the payment of the minimum and non cumulative dividend of 6% (six percent) per year of the value of the division of the capital stock by the total number of shares of the Company or 3% (three percent) per year of the book value of shareholders’ equity divided by the total number of shares of the Company, whichever is higher”; and (ii) consolidation of the Company By-Laws in order to reflect the corporate alteration approved hereby. 7) Adjournment: With nothing further, the meeting was adjourned for the drawing up of the minutes hereby, as set forth in the 1st Paragraph of Article 130 of Law nº 6,404/76. The minutes were read and approved by the shareholders, which comprised the majority required for the approval of the deliberations taken above, and were signed by the members of the Board, as set forth in Article 130 of Law 6,404/76. The publication of the minutes hereby was authorized with the omission of the signatures of the shareholders.

This document is a free translation of the originals signed in proper books.

/s/ Carla Cico
Carla Cico
CEO and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: December 20, 2002

BRASIL TELECOM S.A.

By: /s/ Carla Cico
Name: Carla Cico
Title: President and Chief Executive Officer